UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                               (Amendment No. )*

                          IntelGenx Technologies Corp.
                                (Name of Issuer)

                    Common Stock, $.00001 par value per share
                         (Title of Class of Securities)

                                    45822R101
                                 (CUSIP Number)

                                 March 28, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45822R101                  13G                   Page 2 of 9 Pages


     (1)    NAMES OF REPORTING PERSONS

            Northern Rivers Capital Management Inc.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,737,800
OWNED BY
               --------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               --------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,737,800
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,737,800
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            8.6%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45822R101                  13G                   Page 3 of 9 Pages


     (1)    NAMES OF REPORTING PERSONS

            Northern Rivers Innovation Fund LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,389,600
OWNED BY
               --------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               --------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,389,600
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,389,600
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.9%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45822R101                  13G                   Page 4 of 9 Pages


     (1)    NAMES OF REPORTING PERSONS

            Horizons Northern Rivers Fund LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               --------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    113,800
OWNED BY
               --------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               --------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    113,800
-----------------------------------------------------------------------

     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            113,800

-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.0%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45822R101                  13G                   Page 5 of 9 Pages


----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Northern Rivers Innovation RSP Fund
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
-----------------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    234,400
OWNED BY
-----------------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
-----------------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    234,400
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            234,400
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.2%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
             OO
----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45822R101                  13G                   Page 6 of 9 Pages


Item 1.

(a)  Name of Issuer

         IntelGenx Technologies Corp. (the "Company")

(b)  Address of Issuer's Principal Executive Offices

         6425 Abrams
         Ville Saint Laurent, Quebec
         Canada H4S 1X9

Item 2(a).  Name of Person Filing

         Northern Rivers Capital Management Inc., ("NRCMI") with respect to the shares of Common Shares directly owned by NRIF, NRHF and NRIRF (as those terms are defined below).

         Northern Rivers Innovation Fund LP, ("NRIF") with respect to the shares of Common Shares directly owned by it.

         Horizons Northern Rivers Fund LP("NRHF") with respect to the shares of Common Shares directly owned by it.

         Northern Rivers Innovation RSP Fund ("NRIRF") with respect to the shares of Common Shares directly owned by it.

         NRCMI, NRIF, NRHF and NRIRF are sometimes hereinafter referred to collectively as the "Reporting Persons".


Item 2(b).  Address of Principal Business Office

         The address of the business office of each of NRCMI, NRIF and NRIRF is Royal Bank Plaza, North Tower, Suite 2000, P.O. Box 66, 200 Bay Street, Toronto, Ontario M5J2J2. The address and business office of NRHF is 26 Wellington St. E., Suite 900, Toronto, ON, M5E1S12


Item 2(c).  Citizenship

         NRCMI is a corporation organized under the laws of Canada. NRIF and NRHF are limited partnerships organized under the laws of Ontario, Canada. NRIRF is a RSP trust organized under the laws of Ontario, Canada.


Item 2(d)   Title of Class of Securities

         Common shares, par value .00001 per share (the "Common Shares").


Item 2(e)   CUSIP Number

         45822R101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
  (c), check whether the person filing is a:

CUSIP No. 45822R101                  13G                   Page 7 of 9 Pages


(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership

         The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

         Collectively, as of May 2, 2008, the Reporting Persons may be deemed the beneficial owners of a total of 1,737,800 of the Common Shares. NRCMI is engaged to provide investment advisory services to the Northern Rivers funds, to act as principal distributor of the units of the funds and has voting and dispositive power over the securities held by NRIF, NRHF and NRIRF.

         In addition to the shares of Common Stock beneficially owned by the Reporting Persons, the Reporting Persons collectively hold warrants to purchase 1,429,000 Common Shares. However, pursuant to the terms of the warrants, the Reporting Persons cannot exercise any of these warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding Common Shares.

         Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Common Shares in excess of their actual pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

CUSIP No. 45822R101                  13G                   Page 8 of 9 Pages


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

      Not applicable.

Item 8.   Identification and Classification of Members of the Group

      Not applicable.

Item 9.   Notice of Dissolution of Group

      Not applicable.

Item 10.  Certification

      By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45822R101                  13G                   Page 9 of 9 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: May 6, 2008

NORTHERN RIVERS CAPITAL MANAGEMENT INC.


    By: /s/ Peter Blaiklock
        -----------------------------------
        Name:  Peter Blaiklock
        Title: Vice President, Secretary-Treasurer


NORTHERN RIVERS INNOVATION FUND LP
By: Northern Rivers Capital Management Inc.

    By: /s/ Peter Blaiklock
        -----------------------------------
        Name:  Peter Blaiklock
        Title: Vice President, Secretary-Treasurer


NORTHERN RIVERS HORIZON FUND LP
By: Northern Rivers Capital Management Inc.

    By: /s/ Peter Blaiklock
        -----------------------------------
        Name:  Peter Blaiklock
        Title: Vice President, Secretary-Treasurer


NORTHERN RIVERS INNOVATION RSP FUND
By: Northern Rivers Capital Management Inc.

    By: /s/ Peter Blaiklock
        -----------------------------------
        Name:  Peter Blaiklock
        Title: Vice President, Secretary-Treasurer